UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-12815

CHICAGO BRIDGE & IRON COMPANY N.V.

(Comet II B.V., as successor by merger to Chicago Bridge & Iron Company N.V.)

(Exact name of registrant as specified in its charter)

Prinses Beatrixlaan 35

2595 AK The Hague

The Netherlands

(281) 870-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, nominal value EURO 0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

Pursuant to the requirements of the Securities Exchange Act of 1934, Comet II B.V., as successor by merger to Chicago Bridge & Iron Company N.V., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

COMET II B.V.
(as successor by merger to Chicago Bridge & Iron Company N.V.)

By:	MCDERMOTT TECHNOLOGY, B.V.,
its Managing Director

By:	/s/ STUART SPENCE
Stuart Spence
Managing Director

Date: May 21, 2018